SEC 82-812

04012394

Atlas Copco # press information

Group Communications

January 19, 2004

Atlas Copco's Q4 Report February 2, 2004

Atlas Copco will publish its Q4 results on Monday, February 2 at approx. 12:00 PM CET. A conference call and a simultaneous presentation will take place at 3:00 PM CET / 9:00 AM EST. Your participation is welcomed.

The presentation will be held at the Operaterassen, Stockholm, Sweden.

Participating from Atlas Copco will be Gunnar Brock, President and CEO and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see the Investor Relations section of our website for handout and further details.

If you wish to participate at the presentation, please register before January 30 on:
www.atlascopco-group.com > Investor Relations > Calendar

If you have questions or comments, please contact Mattias Olsson by e-mail:
mattias.olsson@se.atlascopco.com or by telephone: +46 (0)8 743 8291.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	Replay-number	Code
+44 (0)207 019 9504	+44 (0)207 784 1024	132 749

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

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